Exhibit 99.1

October 29, 2026	NASDAQ | TSX: ACB

Aurora Cannabis to Host Second Quarter 2027 Investor Conference Call

Edmonton, AB – October 29, 2026 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (NASDAQ: ACB) (TSX: ACB), the Canadian based leading global medical cannabis company, announced today that it will host an investor conference call on Thursday, November 12, 2026 at 8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time to discuss its financial results for the second quarter 2027. The Company will report its financial results prior to market open that same morning.

Investor Conference Call Details

DATE:	Thursday, November 12, 2026
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

Miguel Martin, Executive Chairman and Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call and question and answer period. This weblink has also been posted to the Company’s “Investor Info” link at www.auroramj.com/investors under “Events”.

As a reminder, shareholders are advised to REJECT Curaleaf’s Hostile Bid by TAKING NO ACTION and NOT TENDERING their shares. Visit www.ProtectAurora.com for more information.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora’s portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty’s® and Whistler Medical Marijuana Co.® With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora’s common shares trade on the NASDAQ and TSX under the symbol “ACB”.

For Media:	For Investors:
Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

Forward Looking Statements

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the timing for the release of the Company’s fiscal 2027 second quarter financial statements and the conference call to discuss the results, and the Board of Director’s recommendation with respect to the Curaleaf’s revised Hostile Bid

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information from dated June 10, 2026 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC’s website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.